October 19, 2006 at 9:00 am

AMER SPORTS CORPORATION: EXERCISE OF 2002 WARRANTS

A total of 96,750 Amer Sports Corporation's shares have been subscribed for as a result of an exercise of its 2002 warrants. The corresponding increase in the Company's share capital amounting to EUR 387,000 was registered on 19 October 2006. As a result of this increase, Amer Sports Corporation's share capital now totals EUR 286,505,040 and the total number of shares in issue is 71,626,260.

Shareholder rights commence from the registration date 19 October 2006. The new shares will be listed on the Helsinki Exchanges on 20 October 2006.

The subscription period of Amer Sport's 2002 warrant scheme will end on 31 December 2007.

AMER SPORTS CORPORATION
Communications

SUPPL

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com



DISTRIBUTION:
Helsinki Stock Exchange
Major media
www.amersports.com


06017806

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Wilson, Atomic, Suunto, Precor and Salomon. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
October 19, 2006 at 2:05 pm

AMER SPORTS - PUBLISHING OF THIRD-QUARTER 2006 FINANCIAL RESULTS

Amer Sports Corporation will publish its third-quarter 2006 financial results on Wednesday, October 25th between 12:00 and 1:00 pm Finnish time (GMT +3).

A combined news conference, conference call and live webcast concerning the third-quarter interim report will be held on October 25th at 3:00 pm Finnish time at Amer Sports' headquarters (address: Mäkelänkatu 91, Helsinki).

To participate via conference call, please dial +44 (0)20 7162 0025 5-10 minutes before the beginning of the event.

The news conference can be viewed live via the internet at www.amersports.com, where the stock exchange release and accompanying presentation will also be available. An on-demand webcast of the news conference will be available on www.amersports.com as of October 25th at approximately 6:00 pm.

To test your computer settings for the webcast, visit
www.amersports.com/interimreports

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com
www.amersports.com

DISTRIBUTION:
Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.